Exhibit 12.1

Kendle International Inc.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings (in thousands):
Pre-tax income from continuing operations	45,906	30,442	13,373	17,815	6,053
Fixed Charges	15,212	23,871	10,469	3,009	3,123

Total earnings (deficiency)	61,118	54,313	23,842	20,824	9,176

Fixed Charges (in thousands):
Interest expense	8,108	13,618	6,781	460	776
Amortization of expenses related to indebtedness	1,529	5,404	355	41	37
Interest component of rent expense	5,575	4,849	3,333	2,508	2,310

Total Fixed Charges	15,212	23,871	10,469	3,009	3,123

Ratio of earnings to fixed charges	4.02	2.28	2.28	6.92	2.94